FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.

(Translation of registrant’s name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President
& Secretary
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXHIBIT INDEX
EX-99.1: 2004 Annual Report
EX-99.2: Notice of Annual Meeting of Shareholders & Management Information Circular
EX-99.3: Form of Proxy

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2005	FOUR SEASONS HOTELS INC.
	By:		/s/ Randolph Weisz
		Name:	Randolph Weisz
		Title:	Executive Vice-President and Secretary

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1	2004 Annual Report

2	Notice of Annual Meeting of Shareholders and Management Information Circular, dated March 15, 2005

3	Form of proxy mailed to shareholders